UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 001-34477

AUTOCHINA INTERNATIONAL LIMITED
(Translation of registrant’s name into English))

No.322, Zhongshan East Road
Shijiazhuang, Hebei
People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard.

On November 7, 2011 AutoChina International Limited (the “Company” or “AutoChina”), issued a press release announcing that on November 2, 2011, the Company received a letter from Nasdaq stating that, in addition to the Company not being in compliance with Listing Rule 5250(c)(1), Nasdaq determined that certain trading activity in the Company’s ordinary shares raised public interest concerns which could be an additional basis for delisting the Company’s securities pursuant to Nasdaq Listing Rule 5101.  The Company will address these additional concerns at the appeals hearing, which has been rescheduled to December 1, 2011.

There is no assurance that the Company will succeed in regaining compliance by the Nasdaq hearing date or in appealing Nasdaq’s delisting determination. Since October 4, 2011, the Company’s shares have been suspended from trading on Nasdaq and have traded on the OTC Pink market.

The full text of the press release is set forth in Exhibit 99.1 attached hereto.

Other Matters.

On November 4, 2011 the Company issued a press release (a) providing an update on the number of commercial vehicles leased, and the number of new commercial vehicle financing and service centers opened, during the third quarter of 2011; (b) provided an update on its used commercial vehicle sale-leaseback program; (c) announcing the establishment of a new insurance agency company by the Company; and (d) revising down the Company’s financial and operating guidance for 2011.

The full text of the press release is set forth in Exhibit 99.2 attached hereto.

Exhibits.

Exhibit No.	Description

99.1	AutoChina International Limited Press Release, dated November 7, 2011

99.2	AutoChina International Limited Press Release, dated November 4, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOCHINA INTERNATIONAL LIMITED

	By:	/s/ Yong Hui Li
	Name:	Yong Hui Li
	Title:	Chief Executive Officer

Dated: November 7, 2011

Exhibit Index

Exhibit No.	Description

99.1	AutoChina International Limited Press Release, dated November 7, 2011

99.2	AutoChina International Limited Press Release, dated November 4, 2011